SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDMONDS 1, INC.

COMMON STOCK

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

October 20, 2005

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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Red Mile Entertainment, Inc.

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions):	AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:	Florida

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:	100,000

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	100,000

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:	100,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):	100%

(14) Type of Reporting Person:	CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

Edmonds 1, Inc.

4000 Bridgeway, Suite 101

Sausalito, CA 94965

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Red Mile Entertainment, Inc.

(b)	Address:	4000 Bridgeway, Suite 101
Sausalito, CA 94965

(c)	Developing and publishing video games.

(d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Place of Organization: Florida

The Reporting Person, Red Mile Entertainment, Inc, acquired 100,000 shares of the Issuer from David N. Baker and Joseph Abrams (the “Sellers”) pursuant to a Stock Purchase Agreement (“Agreement”) and paid a total of $130,000.00 from its personal funds on the date of closing. The Reporting Person shall pay the Sellers an additional $70,000 upon the closing on a debt or equity financing in the amount of $2,000,000. Pursuant to the Agreement, the Reporting Person issued 608,022 shares of Red Mile Entertainment, Inc. common stock to each of the Sellers, and issued warrants to purchase Red Mile Entertainment, Inc. common stock as follows:

•	46,000 with a strike price of $1.10 and an expiration date of January 31, 2007.
•	51,000 with a strike price of $1.25 and an expiration date of December 31, 2006.
•	51,000 with a strike price of $1.50 and an expiration date of December 31, 2007.
•	51,000 with a strike price of $1.75 and an expiration date of December 31, 2008.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is a sale by the shareholder of shares of the Issuer. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Red Mile Entertainment, Inc. acquired 100,000 of the issued and outstanding common shares of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Red Mile Entertainment, Inc., David N. Baker and Joseph Abrams was filed pursuant to an 8K filed with the SEC on October 24, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: October 24, 2005	Red Mile Entertainment, Inc.
	/s/	Chester Aldridge
Chester Aldridge, CEO